February 26, 2025

Kim McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Ms. McManus:

On December 18, 2024, GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of GraniteShares 2x Long ADBE Daily ETF, GraniteShares 2x Short ADBE Daily ETF, GraniteShares 2x Long AMC Daily ETF, GraniteShares 2x Long ARM Daily ETF, GraniteShares 2x Long AVGO Daily ETF , GraniteShares 2x Short AVGO Daily ETF, GraniteShares 2x Long CCL Daily ETF, GraniteShares 2x Short CCL Daily ETF, GraniteShares 2x Long CRWD Daily ETF, GraniteShares 2x Short CRWD Daily ETF, GraniteShares 2x Long DELL Daily ETF, GraniteShares 2x Short DELL Daily ETF, GraniteShares 2x Long GME Daily ETF, GraniteShares 2x Long INTC Daily ETF, GraniteShares 2x Short INTC Daily ETF, GraniteShares 2x Long LLY Daily ETF, GraniteShares 2x Short LLY Daily ETF, GraniteShares 2x Long MSTR Daily ETF, GraniteShares 2x Long MU Daily ETF, GraniteShares 2x Short MU Daily ETF, GraniteShares 2x Long NFLX Daily ETF, GraniteShares 2x Short NFLX Daily ETF, GraniteShares 2x Long NVO Daily ETF, GraniteShares 2x Short NVO Daily ETF, GraniteShares 2x Long PANW Daily ETF, GraniteShares 2x Short PANW Daily ETF, GraniteShares 2x Long QCOM Daily ETF, GraniteShares 2x Short QCOM Daily ETF, GraniteShares 2x Long SMCI Daily ETF, GraniteShares 2x Short SMCI Daily ETF, GraniteShares 2x Long TSM Daily ETF, and GraniteShares 2x Short TSM Daily ETF (the “Funds”) filed a Post-Effective Amendment #73 to the Trust’s Registration Statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended to revise the investment strategy and related disclosures.

On February 4, 2025, you provided comments to the Amendment to which we have responded. In a telephone conversation on February 24, 2025, you provided an additional comment to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language to a Fund’s prospectus is in italics and deleted language appears struck through.

Comment 1: The Staff previously asked the GraniteShares 2x Long AMC Daily ETF and GraniteShares 2x Long GME Daily ETF to confirm that each intends to use a value-at-risk test “VAR” in complying with Rule 18f-4 under the Investment Company Act. The Staff also asks each Fund to supplementally the designated index that it would use as its designated reference portfolio for the relative VAR test. Please supplementally explain how each Fund will comply with the VAR test. please also confirm each Fund’s understanding that because the Fund seeks exposure to a single stock, the Staff would not object if the Fund complies with the relative VAR test by comparing the VAR of the Fund’s portfolio to the VAR of that single stock.

February 26, 2025

Response: The Registrant would use the Solactive single stock indices, which capture the performance of a single stock on a total return basis, i.e. they include corporate actions, such as dividend distributions, splits and reverse splits.

Fund	Reference portfolio
GraniteShares 2x Long AMC Daily ETF	Solactive AMC Index
GraniteShares 2x Long GME Daily ETF	Solactive GME Index

The Relative VAR on both products. remains stable at 2.00.

Fund	Relative VAR between Fund NAVs and designated reference portfolio(1)
GraniteShares 2x Long AMC Daily ETF	2.00
GraniteShares 2x Long GME Daily ETF	2.00

(1) based on 3 years of historical data, the VAR level was calculated using a 99% confidence level with a 20- day time horizon over a 3-year period,

If you have any questions, please call the undersigned at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla